Exhibit 21.1

Subsidiaries of Grindr Inc.

Legal Name	Date of Formation	Jurisdiction of Incorporation
Grindr Gap LLC (f/k/a San Vicente Gap LLC)	2/24/2020	Delaware
Grindr Capital LLC (f/k/a San Vicente Capital LLC)	2/19/2020	Delaware
Grindr Holdings LLC (f/k/a Grindr Inc., f/k/a KL Grindr Holdings Inc.)	6/17/2020	Delaware
Grindr LLC	12/31/2015	California
Grindr Canada Inc.	11/23/2020	British Columbia, Canada
Blendr LLC	11/2/2010	California